TELARIA, INC.

222 Broadway, 16th Floor

New York, New York 10038

Via EDGAR and FedEx

April 1, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Staff of the Division of Corporation Finance

RE:	Telaria, Inc.
Registration Statement on Form S-3 (Registration No. 333-221374)
Request for Withdrawal

Ladies and Gentlemen,

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Teleria, Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement No. 333-221374, together with all exhibits and amendments thereto (collectively, the “Registration Statement”), filed with the Commission on November 6, 2017, be withdrawn effective immediately.

The grounds upon which the Registrant is making this application for withdrawal are that the Registrant does not intend to proceed with the public offering of shares of common stock, preferred stock, debt securities or warrants contemplated by the Registration Statement.

The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement. In accordance with Rule 457(p) under the Securities Act, Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use.

If you should have any questions regarding this application, please contact Miguel J. Vega or Ian A. Nussbaum of Cooley LLP at (617) 937-2319 or (212) 479-6781.

Sincerely,

Telaria, Inc.

/s/ Aaron Saltz
By: Aaron Saltz
Title: General Counsel